SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2013

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NEWS RELEASE
                                                                                                                                                       PRUDENTIAL PLC
                                                                                                                                                       GROUP COMMUNICATIONS
                                                                                                                                                       12 ARTHUR STREET
                                                                                                                                                       LONDON EC4R 9AQ
                                                                                                                                                       TEL 020 7220 7588
                                                                                                                                                       FAX 020 7548 3725
                                                                                                                                                       www.prudential.co.uk

8.15 am (GMT) 14 November 2013

PRUDENTIAL PLC THIRD QUARTER 2013 INTERIM MANAGEMENT STATEMENT

• Asian growth continues to drive strong Group performance
• Asia new business profit up 20 per cent year-to-date to £990 million
• M&G net inflows of £8.9 billion with third party FUM up 19 per cent to a record £124 billion
• Disciplined execution in the US with new business profit 11 per cent higher at £756 million
• UK retail new business profit resilient despite impact of regulatory changes

Tidjane Thiam, Group Chief Executive, said:

"As we get closer to the end of 2013, the Group has continued to make good progress in the third quarter. In Asia, our life business increased new business profit by 20 per cent in the first nine months. Our growth in Asia is supported by a number of key long-term fundamentals: a fast-growing and increasingly wealthy middle class, a positive demography i.e a young population, rising urbanisation, high savings rates, strong demand for accumulation and protection products and low insurance penetration. Our third-quarter performance illustrates that these positive long-term fundamentals are not affected by short-term financial market fluctuations. The scale and quality of our distribution and our product suite put us in a strong position to capture the savings and protection opportunity in our target Asian markets.

"In the US, we continue to successfully execute our diversification strategy, with nearly a third of our variable annuity sales now accounted for by variable annuities without living benefit guarantees, led by increased sales of our Elite Access product. In the UK, our life business continues to focus on driving value over volume, while M&G has built on the momentum of the first half of the year, generating net inflows of £5.1 billion in the third quarter and increasing external funds under management to £124 billion, 19 per cent higher year on year.

"We remain on track to achieve our 2013 'Growth and Cash' objectives. In Asia, our focus on meeting the long-term savings and protection needs of a rapidly growing and increasingly wealthy middle class remains a key driver of resilient and sustainable profit growth. Our US and UK businesses remain focused on delivering earnings and cash."

BUSINESS UNIT REVIEW

ASIA
Our Asian business has delivered a strong performance for the first nine months of the year, demonstrating the resilience of the business to short-term investment market volatility and its gearing to positive, long-term structural trends. Our businesses continue to perform well underpinned by our diversified geographic footprint, multi-channel distribution platform and the disciplined execution of our strategy to drive both value and volume by focusing on providing regular premium savings and protection products to the region's rapidly growing middle classes.

New business profit in Asia increased by 20 per cent to £990 million for the first nine months of 2013 and we remain on track to achieve our remaining Asia growth objective of doubling 2009 new business profit to £1,426 million by the end of this year. The increase in new business profit reflects both higher volumes, with APE up 15 per cent to £1,523 million in the year-to-date, and the benefit of favourable changes in country mix, channel mix and economic assumptions following the rise in interest rates, particularly in Hong Kong.

In the third quarter new business APE grew by 20 per cent to £513 million, which is a record for the third quarter. This growth has been broad based, with double digit growth in six of our sweet-spot1 markets in South-east Asia including Hong Kong, and in nine markets overall. Both our main distribution channels contributed strongly to this performance with third-quarter agency APE growing by 19 per cent and bancassurance APE up by 27 per cent.

In our larger markets, Hong Kong has delivered year-to-date APE growth of 23 per cent mainly reflecting the excellent productivity of our agency force as Hong Kong continues to derive a significant amount of activity from its close links with mainland China. Indonesia APE grew by 22 per cent on a constant currency basis. The decline of the rupiah in the period means that the equivalent reported APE growth is 15 per cent. This strong growth on a constant currency basis illustrates the continuing strength of our agency distribution in this market with low penetration and vast potential.

In Singapore our highly professional and productive agency business grew year-to-date APE by 21 per cent and our bank partners also continue to perform well with collective growth of 17 per cent. APE growth of 4 per cent in the first nine months in Malaysia reflects our strategy to de-emphasise higher volume but lower value top-ups in the second half of 2012. However, the 11 per cent increase in the third quarter is more representative of the underlying growth achieved reflecting our focus on protection products and on strengthening our Bumi distribution capabilities.

Our new, exclusive distribution agreement with Thailand's Thanachart Bank has had a very encouraging start with 96 per cent of Thanachart's 600 plus branches being active since the completion of the transaction in May 2013. This strong start has helped deliver £22 million of third quarter APE for Prudential Thailand, accelerating the year-to-date growth to 68 per cent over 2012. In our other South-east Asian markets, the Philippines and Vietnam have delivered strong growth in the year-to-date with APE sales up 24 per cent and 28 per cent respectively. Our new start-up operation in Cambodia is also progressing well, and on 29 October we received regulatory approval to establish a representative office in Myanmar.

In our North Asian markets, China continues to make excellent progress growing year-to-date APE by 48 per cent with equal contributions from both our agency and bank channels. In India the life insurance market remains complex, but we have seen year-to-date APE growth at reported exchange rates of 8 per cent with 14 per cent growth on a constant currency basis. In Korea sales growth for the third quarter slowed as anticipated after an exceptionally strong first half that coincided with changes in tax regulations. In Taiwan, APE declined 35 per cent in the first nine months, reflecting our decision since the second half of 2012 not to provide low-margin guaranteed products. Taiwan's discrete third quarter growth of 17 per cent reflects an increase in sales through our partner Standard Chartered Bank.

Our Asia asset management business, Eastspring Investments ended the quarter with funds under management (FUM) of £59.7 billion, up 7 per cent over the same time last year. FUM from external parties2 rose by 12 per cent to £18.5 billion, benefiting from third party net inflows of £2.0 billion (2012: £1.0 billion) in the first nine months. On 30 September 2013, Eastspring Investments formally announced that it has received regulatory approval to open a London distribution office, in line with its strategy to broaden its reach outside of Asia.

Our project to domesticate our Hong Kong insurance business is approaching its conclusion, with the completion timetable approved by the UK and Hong Kong courts in September 2013. The aim is for the transfer to become effective on 1 January 2014.

Overall, our business in Asia continues to deliver strong and profitable growth driven by our leading positions in the fast growing sweet-spot markets of South-east Asia, our excellent and competitive product suite well suited to our customers' needs, and the scale and quality of our market leading multi-channel, multi-product platform.

US
Jackson's new business profit in the first nine months of 2013 increased 11 per cent to £756 million, compared to the same period last year, as we continue to optimise the balance between volume, value, risk, cash and capital. Higher new business profits were achieved this year in spite of the deliberate slow-down in sales of variable annuities (VAs) with guarantees, reflecting the benefit of pricing and product actions taken by Jackson, the contribution from Elite Access and the positive effects of higher long-term yields.

Our focus in Jackson is on delivering earnings and cash, led by growth in separate account assets under management. Total annuity flows in the first nine months of 2013 were £6.5 billion, of which £2.1 billion reflects flows in the discrete third quarter. As a result, at the end of the period Jackson's statutory separate account assets were £61.2 billion and general account assets were £38.8 billion, up 30 per cent and in-line respectively with the same period in 2012.

In the first nine months of 2013, Jackson achieved retail APE sales of £1,129 million, a 2 per cent increase compared to the same period in 2012. These sales levels were achieved while maintaining pricing discipline and continuing to write new business at aggregate internal rates of return in excess of 20 per cent. Including institutional sales, total APE was £1,202 million, a 6 per cent increase over the same period in 2012.

Total variable annuity APE increased to £1,000 million (2012: £970 million) for the first nine months of 2013. This growth was driven by the rapid progress of Elite Access, a variable annuity product without guarantees launched last year, which contributed £191 million of APE in the period (2012: £40 million). Excluding Elite Access, VA sales of £809 million were 13 per cent lower than the prior year, which is the direct result of our disciplined approach to cycle management in the VA market. The on-going diversification of our business means that 30 per cent of our year-to-date VA sales do not feature any living benefit guarantees (2012: 15 per cent).

Fixed annuity sales of £44 million remained relatively flat compared to 2012, while fixed index annuity APE sales of £84 million increased 6 per cent compared to the same period in 2012.

Curian Capital, the specialised asset management company of Jackson, that provides innovative fee-based separately managed accounts, had FUM of £6.4 billion at the end of September 2013 compared with £5.5 billion at the end of 2012. Curian attracted deposits of £1.4 billion in the first nine months of 2013, a 13 per cent increase compared to the same period in 2012.

In the US, we continue to price new business on a conservative basis targeting value over volume, and our financial market hedging remains focused on optimising the economics of our exposures and therefore accepting a degree of volatility in our accounting results where they are not aligned with the underlying economics. This approach has enabled Jackson to deliver significant profitable growth across the cycle while maintaining a strong balance sheet. Jackson completed a review of policyholder behaviour during the third quarter, which showed that experience continues to emerge generally in line with our assumptions. We are also pleased that earnings in relation to REALIC in the first year of its ownership are in line with our expectations at the time of the acquisition.

UK
During the first nine months of 2013, the UK life and pensions industry continued to experience the effects of significant regulatory change following the implementation of the Retail Distribution Review (RDR) and introduction of the ABI Code on Retirement Choices.

Total new business profit of £204 million was 10 per cent lower than in the first nine months of 2012, reflecting lower sales of bulk annuities in the period. Retail new business profit was 2 per cent above the first nine months of 2012, reflecting the combined positive effects of business mix, pricing actions and higher long-term interest rates.

Total APE sales of £540 million were 12 per cent lower than in the first nine months of 2012, and included a contribution of £15 million from bulk annuities (2012: £41 million). Retail APE sales of £525 million were 9 per cent lower principally due to the anticipated reduction in sales of with-profits bonds following the implementation of RDR and lower corporate pensions sales.

Individual annuities APE sales of £161 million were 3 per cent lower than the prior period. The reduction is due to lower internal vesting sales, which declined 6 per cent to £98 million, reflecting increased customer deferrals which offset the impact of higher average fund values and stable vesting rates. Sales of with-profits annuities increased by 15 per cent to £66 million. The strength of our with-profits proposition continues to drive good demand for our Income Choice Annuity, which offers customers relatively attractive returns in the current sustained low interest rate environment, with the potential for income growth.

APE sales of onshore bonds of £126 million were 22 per cent lower than the first nine months of 2012, driven by with-profits bond APE sales of £114 million which reduced by 25 per cent. The anticipated reduction in with-profits bond sales followed the implementation of the requirements of RDR at the beginning of 2013 and is mainly attributable to the subsequent contraction in adviser numbers, particularly within banks which were previously major distributors of bonds. Sales through financial advisers remained strong, despite disruption caused by the transition to the new distribution landscape.

Corporate pensions APE sales of £138 million were 7 per cent lower than in the same period last year, mainly due to lower incremental sales and fewer additional members joining public sector schemes. We continue to focus on securing new members and incremental business rather than new corporate pensions schemes, where the opportunities to write business on economically attractive terms are limited.

In the Wholesale market, bulk sales totalled £15 million in the first nine months of 2013, including one large transaction completed in the third quarter (2012: two deals, APE £41 million). We continue to maintain our focus on value and only participate opportunistically in capital-efficient transactions that meet our return on capital and payback requirements.

APE sales of other products, principally individual pensions, PruProtect, PruHealth and offshore bonds, of £100 million were in line with the first nine months of 2012.

M&G
Stock markets have continued to make gains during the third quarter with investors favouring risk assets over low-yielding bonds and cash. However, investor sentiment remains sensitive to speculation about the timing and pace of the US Federal Reserve's intention to unwind its quantitative easing programme.

Against this backdrop, M&G has reported steady inflows for the three months to the end of September 2013. Total net inflows for the quarter were £5.1 billion, taking the cumulative total since the start of the year to £8.9 billion.

In Retail, M&G's European businesses continue to be the main engine of growth. During the first nine months of the year, net fund flows from Europe reached £6.4 billion, an 82 per cent increase over the same period in 2012. In the UK, retail net flows remain impacted by our proactive decision to slow contributions to two of our market-leading corporate bond funds to protect their investment performance, with inflows of £0.3 billion in the third quarter.

Total net retail inflows for the quarter were £1.1 billion and for the year-to-date amount to £5.9 billion, being 4 per cent lower than at the same stage in 2012, which was itself a record year.

Retail funds under management (FUM) increased by 24 per cent year-on-year to £64.5 billion at 30 September 2013. Of this, FUM from European clients total £22.1 billion, up from £12.3 billion at 30 September 2012 and now account for over a third of total retail FUM.

M&G's strategy of diversifying its business, not only by country and channel, but also by fund and asset class, continues to be successful. While 12 months ago sales were heavily concentrated in fixed income funds, reflecting investor buying preferences, the third quarter saw an increased proportion of net fund sales being derived from equity funds, multi asset and property. M&G Optimal Income and M&G Global Dividend remain our best sellers, with a total of eight funds attracting net inflows of at least £150 million each in the year-to-date, highlighting the strength and breadth of our overall product portfolio.

The Institutional business posted net inflows of £4.0 billion during the third quarter, resulting in total net inflows for the year of £3.0 billion. Sales of alternative credit products remain strong, especially asset-backed and inflation-linked investment strategies, along with leveraged loan, infrastructure and real estate finance mandates. The Institutional business also has a multi-billion pound pipeline of new business wins which have yet to be funded.

Total FUM have risen to £242.2 billion at the end of September 2013, up 12 per cent year on year. Over the same period, external client assets increased by 19 per cent to £124.3 billion; net inflows contributed 14 percentage points of this growth with the remaining 5 percentage points attributable to market movements.

BALANCE SHEET
Our balance sheet remains resilient and conservatively positioned. As at 30 September 2013, our IGD surplus was £3.9 billion, after deducting the 2013 interim dividend. This is equivalent to a cover of 2.3 times.

INVESTOR CONFERENCE
Prudential plc will be holding an investor conference for analysts and investors on Tuesday 10 December 2013 in London.

OUTLOOK
Our businesses continue to perform well with a particularly strong performance in Asia in the third quarter.

We believe the global economic environment is increasingly supportive for our Group. There is some evidence of a recovery in the US, an increasingly positive outlook for the UK and growth in mainland China is stabilising while the economies in our key Asian markets are continuing to grow, albeit at a lower rate than in prior years. These emerging economies of Asia will continue to grow significantly faster than developed economies3. With healthy fiscal positions and low debt-to-GDP ratios, these countries have several levers they can pull to continue to do well across the economic cycle.

The central point for Prudential is that the long-term structural trends in Asia of faster GDP growth, low insurance penetration, a rapidly growing and wealthier middle class, high savings rates and strong demand from the middle class for protection remain intact and are a key driver of sustainable and profitable growth for the company. Our regular premium offering, with health and protection features, is the right product for the young, emerging Asian middle class, at the right time and in the right place. It satisfies a fundamental need for our customers and helps close the significant 'protection gap' present in some of the fast-growing South-east Asian economies with low welfare provision. It also ensures our performance is resilient in times of increased market volatility, as 90 per cent of our business is regular premium, and drives sustained long-term shareholder value creation.

In the UK and US, our performance continues to benefit from our disciplined approach and the prioritisation of earnings and cash over volumes.

We will continue to execute our strategy with discipline. We will do this while maintaining a strong balance sheet, which is absolutely key to meeting our commitments to our 25 million customers around the world.

We remain confident about our prospects for the rest of the year and our positioning for the long term.

1. Q3 2013 Business Unit financial highlights

New Business Profit 4	YTD 2013	YTD 2012	% change	Q3 2013	Q3 2012	% change
Asia	£990m	£828m	20%	£331m	£281m	18%
US	£756m	£683m	11%	£277m	£241m	15%
UK	£204m	£227m	(10)%	£74m	£75m	(1)%
Total Group Insurance	£1,950m	£1,738m	12%	£682m	£597m	14%

Sales - APE	YTD 2013	YTD 2012	% change	Q3 2013	Q3 2012	% change
Asia	£1,523m	£1,328m	15%	£513m	£429m	20%
US	£1,202m	£1,133m	6%	£405m	£414m	(2)%
UK	£540m	£617m	(12)%	£185m	£205m	(10)%
Total Group Insurance	£3,265m	£3,078m	6%	£1,103m	£1,048m	5%

Investment Flows	YTD 2013	YTD 2012	% change6	Q3 2013	Q3 2012	% change6
Gross inflows
Retail	£21.3bn	£16.0bn	33%	£5.9bn	£4.9bn	21%
Institutional	£10.6bn	£9.2bn	14%	£5.4bn	£5.6bn	(5)%
M&G - total	£31.9bn	£25.2bn	26%	£11.3bn	£10.5bn	7%
Eastspring Investments5	£9.6bn	£6.5bn	49%	£2.2bn	£2.7bn	(16)%
Total Group	£41.5bn	£31.7bn	31%	£13.5bn	£13.2bn	2%
Net inflows
Retail	£5.9bn	£6.1bn	(4)%	£1.1bn	£1.9bn	(39)%
Institutional	£3.0bn	£5.2bn	(42)%	£4.0bn	£4.5bn	(13)%
M&G - total	£8.9bn	£11.3bn	(21)%	£5.1bn	£6.4bn	(21)%
Eastspring Investments5	£2.0bn	£1.0bn	97%	£0.0bn	£0.6bn	(95)%
Total Group	£10.9bn	£12.3bn	(11)%	£5.1bn	£7.0bn	(27)%

Funds Under Management7	YTD 2013	YTD 2012	% change
M&G	£242.2bn	£216.9bn	12%
Eastspring Investments	£59.7bn	£56.0bn	7%
Total Group	£301.9bn	£272.9bn	11%
External Funds Under Management8
M&G	£124.3bn	£104.2bn	19%
Eastspring Investments	£18.5bn	£16.5bn	12%
Total Group	£142.8bn	£120.7bn	18%

ENDS

Enquiries:

Media		Investors/Analysts
Jonathan Oliver	+44 (0)20 7548 3719	Raghu Hariharan	+44 (0)20 7548 2871
Robin Tozer	+44 (0)20 7548 2776	Richard Gradidge	+44 (0)20 7548 3860

1 Hong Kong, Indonesia, Malaysia, the Philippines, Singapore, Thailand and Vietnam
2 External funds under management for Eastspring excluding Money Market Funds as set out in schedule 3
3 2014 GDP growth projections as per IMF World Economic Outlook, October 2013: Developing Asia 6.5%; Advanced Economies 2.0%
4 New business profits have been calculated by applying the assumptions set out in schedule 5

5  Gross and net investment inflows excluding Eastspring Money Market Funds. Investment flows exclude Eastspring Money Market Funds (MMF) gross inflows of £45,464 million (Q3 2012 year-to-date: £39,550 million) and net outflows of £82 million (Q3 2012 year-to-date: net outflows of £217 million)

6 Percentages based on unrounded numbers
7 Total Funds under management include all external and internal funds
8 Excludes Eastspring Money Market Funds

Notes:

1. Annual premium equivalent (APE) sales comprise regular premium sales plus one-tenth of single premium insurance sales and are subject to rounding.

2.  Present Value of New Business Premiums (PVNBP) are calculated as equalling single premiums plus the present value of expected new business premiums of regular premium business, allowing for lapses and other assumptions made in determining the EEV new business contribution.

3. NBP assumptions for the period are detailed in the accompanying schedule 5.

4.   There will be a conference call today for the media at 09.15 (UK) / 17.15 (Hong Kong) hosted by Tidjane Thiam, Group Chief Executive. Dial in telephone number: (UK) +44 (0)203 139 4830 (Hong Kong) +852 3068 9834 Pin:
       74820219#.

5.    There will be a conference call today for analysts and investors at 10.30 (UK) / 18.30 (Hong Kong) hosted by Tidjane Thiam, Group Chief Executive. Dial in telephone number: +44 (0)203 139 4830 / 0808 237 0030 (Freephone
       UK) Pin: 19738872# Playback (PIN: 643415#) +44(0)203 426 2807 / 0808 237 0026 (Freephone UK) (available from 12.30 (UK) on 14 November 2013 until 23.59 (UK) on 13 December 2013).

6. High resolution photographs are available to the media free of charge at www.prudential.co.uk/media/group-images-and-videos or by calling the media office on +44 (0) 207 548 2776.

7.   Sales for overseas operations have been reported using average exchange rates for the period as shown in the attached schedules. Reference to prior year figures in the commentary is on an actual exchange rate basis unless stated. An alternative method of presentation is on a constant exchange rate basis shown in supplementary schedules 1B, 2B, 2C, 4B and 4C.

8.   Prudential plc is incorporated in England and Wales, and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services through its subsidiaries and affiliates throughout the world. It has been in existence for 165 years and has £427 billion in assets under management (as at 30 June 2013). Prudential plc is not affiliated in any manner with Prudential Financial, Inc., a company whose principal place of business is in the United States of America.

9. Forward-Looking Statements
This document may contain 'forward-looking statements' with respect to certain of Prudential's plans and its goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential's beliefs and expectations and including, without limitation, statements containing the words "may", "will", "should", "continue", "aims", "estimates", "projects", "believes", "intends", "expects", "plans", "seeks" and "anticipates", and words of similar meaning, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty. A number of important factors could cause Prudential's actual future financial condition or performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to, future market conditions, including fluctuations in interest rates and exchange rates and the potential for a sustained low-interest rate environment, and the performance of financial markets generally; the policies and actions of regulatory authorities, including, for example, new government initiatives related to the financial crisis and the effect of the European Union's 'Solvency II' requirements on Prudential's capital maintenance requirements; the impact of designation as a global systemically important insurer; the impact of competition, economic growth, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and the impact of legal actions and disputes. These and other important factors may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause Prudential's actual future financial condition or performance or other indicated results to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the 'Risk factors' heading in its most recent Annual Report and the 'Risk Factors' heading of Prudential's most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission, as well as under the 'Risk Factors' heading of any subsequent Prudential Half Year Financial Report. Prudential's most recent Annual Report, Form 20-F and any subsequent Half Year Financial Report are/will be available on its website at www.prudential.co.uk.

Any forward-looking statements contained in this document speak only as of the date on which they are made. Prudential expressly disclaims any obligation to update any of the forward-looking statements contained in this document or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST listing rules or other applicable laws and regulations.

10. The financial information presented in this Interim Management Statement and accompanying schedules is unaudited.

Schedule 1A - Reported Exchange Rates
PRUDENTIAL PLC - NEW BUSINESS - Q3 2013
INSURANCE OPERATIONS

	Single			Regular			Annual Equivalents(3)			PVNBP
	Q3 2013	Q3 2012		Q3 2013	Q3 2012		Q3 2013	Q3 2012		Q3 2013	Q3 2012
	YTD	YTD	+/- (%)	YTD	YTD	+/- (%)	YTD	YTD	+/- (%)	YTD	YTD	+/- (%)
	£m	£m		£m	£m		£m	£m		£m	£m
Group Insurance Operations
Asia (1a)	1,562	1,071	46%	1,366	1,221	12%	1,523	1,328	15%	8,206	7,074	16%
US(1a)	12,006	11,221	7%	1	11	(91)%	1,202	1,133	6%	12,006	11,308	6%
UK	3,744	4,514	(17)%	165	166	(1)%	540	617	(12)%	4,398	5,264	(16)%
Group Total	17,312	16,806	3%	1,532	1,398	10%	3,265	3,078	6%	24,610	23,646	4%

Asia Insurance Operations(1a)
Hong Kong	214	101	112%	314	263	19%	335	273	23%	1,922	1,574	22%
Indonesia	264	247	7%	321	279	15%	348	303	15%	1,453	1,242	17%
Malaysia	79	69	14%	143	138	4%	151	145	4%	1,001	892	12%
Philippines	163	131	24%	24	20	20%	41	33	24%	239	188	27%
Singapore	373	277	35%	220	189	16%	257	217	18%	1,831	1,564	17%
Thailand	44	9	389%	42	27	56%	47	28	68%	199	106	88%
Vietnam	1	1	-	37	29	28%	37	29	28%	136	102	33%
SE Asia Operations inc. Hong Kong	1,138	835	36%	1,101	945	17%	1,216	1,028	18%	6,781	5,668	20%
China(7)	95	27	252%	59	43	37%	68	46	48%	342	218	57%
Korea	229	26	781%	62	64	(3)%	85	67	27%	465	353	32%
Taiwan	73	131	(44)%	66	99	(33)%	73	112	(35)%	321	514	(38)%
India(5)	27	52	(48)%	78	70	11%	81	75	8%	297	321	(7)%
Total Asia Operations	1,562	1,071	46%	1,366	1,221	12%	1,523	1,328	15%	8,206	7,074	16%

US Insurance Operations(1a)
Variable Annuities	8,096	9,295	(13)%	-	-	N/A	809	930	(13)%	8,096	9,295	(13)%
Elite Access (variable annuity)	1,909	400	377%	-	-	N/A	191	40	378%	1,909	400	377%
Fixed Annuities	439	452	(3)%	-	-	N/A	44	45	(2)%	439	452	(3)%
Fixed Index Annuities	835	790	6%	-	-	N/A	84	79	6%	835	790	6%
Life	-	5	(100)%	1	11	(91%)	1	11	(91)%	-	92	(100)%
Wholesale	727	279	161%	-	-	N/A	73	28	161%	727	279	161%
Total US Insurance Operations	12,006	11,221	7%	1	11	(91)%	1,202	1,133	6%	12,006	11,308	6%

UK & Europe Insurance Operations
Direct and Partnership Annuities	223	214	4%	-	-	N/A	22	21	5%	223	214	4%
Intermediated Annuities	406	411	(1)%	-	-	N/A	41	41	-	406	411	(1)%
Internal Vesting Annuities	981	1,036	(5)%	-	-	N/A	98	104	(6)%	981	1,036	(5)%
Total Individual Annuities	1,610	1,661	(3)%	-	-	N/A	161	166	(3)%	1,610	1,661	(3)%
Corporate Pensions	103	179	(42)%	127	130	(2)%	138	148	(7)%	553	757	(27)%
On-shore Bonds	1,263	1,613	(22)%	-	-	N/A	126	161	(22)%	1,264	1,613	(22)%
Other Products	622	648	(4)%	38	36	6%	100	101	(1)%	825	820	1%
Wholesale	146	413	(65)%	-	-	N/A	15	41	(63)%	146	413	(65)%
Total UK & Europe Insurance Operations	3,744	4,514	(17)%	165	166	(1)%	540	617	(12)%	4,398	5,264	(16)%
Group Total	17,312	16,806	3%	1,532	1,398	10%	3,265	3,078	6%	24,610	23,646	4%

Schedule 1B - Constant Exchange Rates
PRUDENTIAL PLC - NEW BUSINESS - Q3 2013
INSURANCE OPERATIONS

Note: In schedule 1B constant exchange rates have been used to calculate insurance new business for overseas operations for all periods in 2012.

	Single			Regular			Annual Equivalents(3)			PVNBP
	Q3 2013	Q3 2012		Q3 2013	Q3 2012		Q3 2013	Q3 2012		Q3 2013	Q3 2012
	YTD	YTD	+/- (%)	YTD	YTD	+/- (%)	YTD	YTD	+/- (%)	YTD	YTD	+/- (%)
	£m	£m		£m	£m		£m	£m		£m	£m
Group Insurance Operations
Asia (1a) (1b)	1,562	1,074	45%	1,366	1,221	12%	1,523	1,331	14%	8,206	7,119	15%
US(1a) (1b)	12,006	11,449	5%	1	11	(91)%	1,202	1,156	4%	12,006	11,538	4%
UK	3,744	4,514	(17)%	165	166	(1)%	540	617	(12)%	4,398	5,264	(16)%
Group Total	17,312	17,037	2%	1,532	1,398	10%	3,265	3,104	5%	24,610	23,921	3%

Asia Insurance Operations(1a) (1b)
Hong Kong	214	103	108%	314	268	17%	335	278	21%	1,922	1,606	20%
Indonesia	264	233	13%	321	263	22%	348	286	22%	1,453	1,171	24%
Malaysia	79	70	13%	143	139	3%	151	147	3%	1,001	901	11%
Philippines	163	135	21%	24	20	20%	41	34	21%	239	194	23%
Singapore	373	285	31%	220	194	13%	257	222	16%	1,831	1,605	14%
Thailand	44	9	389%	42	29	45%	47	30	57%	199	111	79%
Vietnam	1	1	0%	37	29	28%	37	30	23%	136	104	31%
SE Asia Operations inc. Hong Kong	1,138	836	36%	1,101	942	17%	1,216	1,027	18%	6,781	5,692	19%
China(7)	95	28	239%	59	45	31%	68	48	42%	342	228	50%
Korea	229	27	748%	62	67	(7)%	85	71	20%	465	372	25%
Taiwan	73	134	(46)%	66	101	(35)%	73	114	(36)%	321	524	(39)%
India(5)	27	49	(45)%	78	66	18%	81	71	14%	297	303	(2)%
Total Asia Operations	1,562	1,074	45%	1,366	1,221	12%	1,523	1,331	14%	8,206	7,119	15%

US Insurance Operations(1a) (1b)
Variable Annuities	8,096	9,485	(15)%	-	-	N/A	809	948	(15)%	8,096	9,485	(15)%
Elite Access (variable annuity)	1,909	407	369%	-	-	N/A	191	41	366%	1,909	407	369%
Fixed Annuities	439	461	(5)%	-	-	N/A	44	46	(4)%	439	461	(5)%
Fixed Index Annuities	835	806	4%	-	-	N/A	84	81	4%	835	806	4%
Life	-	5	(100)%	1	11	(91)%	1	12	(92)%	-	94	(100)%
Wholesale	727	285	155%	-	-	N/A	73	28	161%	727	285	155%
Total US Insurance Operations	12,006	11,449	5%	1	11	(91)%	1,202	1,156	4%	12,006	11,538	4%

UK & Europe Insurance Operations
Direct and Partnership Annuities	223	214	4%	-	-	N/A	22	21	5%	223	214	4%
Intermediated Annuities	406	411	(1)%	-	-	N/A	41	41	0%	406	411	(1)%
Internal Vesting Annuities	981	1,036	(5)%	-	-	N/A	98	104	(6)%	981	1,036	(5)%
Total Individual Annuities	1,610	1,661	(3)%	-	-	N/A	161	166	(3)%	1,610	1,661	(3)%
Corporate Pensions	103	179	(42)%	127	130	(2)%	138	148	(7)%	553	757	(27)%
On-shore Bonds	1,263	1,613	(22)%	-	-	N/A	126	161	(22)%	1,264	1,613	(22)%
Other Products	622	648	(4)%	38	36	6%	100	101	(1)%	825	820	1%
Wholesale	146	413	(65)%	-	-	N/A	15	41	(63)%	146	413	(65)%
Total UK & Europe Insurance Operations	3,744	4,514	(17)%	165	166	(1)%	540	617	(12)%	4,398	5,264	(16)%
Group Total	17,312	17,037	2%	1,532	1,398	10%	3,265	3,104	5%	24,610	23,921	3%

Schedule 2A - Reported Exchange Rates
PRUDENTIAL PLC - NEW BUSINESS - Q3 2013
TOTAL INSURANCE NEW BUSINESS APE - BY QUARTER

	2012				2013
	Q1	Q2	Q3	Q4	Q1	Q2	Q3
	£m	£m	£m	£m	£m	£m	£m
Group Insurance Operations
Asia (1a)	443	456	429	569	495	515	513
US(1a)	332	387	414	329	358	439	405
UK	189	223	205	219	185	170	185
Group Total	964	1,066	1,048	1,117	1,038	1,124	1,103

Asia Insurance Operations(1a)
Hong Kong	85	92	96	123	107	107	121
Indonesia	97	109	97	143	112	128	108
Malaysia	45	53	47	73	46	53	52
Philippines	10	11	12	12	14	15	12
Singapore	72	69	76	84	80	90	87
Thailand	11	8	9	9	11	14	22
Vietnam	7	11	11	16	10	13	14
SE Asia Operations inc. Hong Kong	327	353	348	460	380	420	416
China(7)	17	16	13	10	27	20	21
Korea	21	24	22	28	30	32	23
Taiwan	43	45	24	44	19	26	28
India(5)	35	18	22	27	39	17	25
Total Asia Insurance Operations	443	456	429	569	495	515	513

US Insurance Operations(1a)
Variable Annuities	279	318	333	230	240	298	271
Elite Access (variable annuity)	-	14	26	45	54	73	64
Fixed Annuities	16	15	14	13	14	16	14
Fixed Index Annuities	25	25	29	30	34	28	22
Life	4	4	3	1	1	-	-
Wholesale	8	11	9	10	15	24	34
Total US Insurance Operations	332	387	414	329	358	439	405

UK & Europe Insurance Operations
Direct and Partnership Annuities	7	7	7	9	8	7	7
Intermediated Annuities	10	15	16	24	15	14	12
Internal Vesting annuities	31	35	38	42	32	35	31
Total Individual Annuities	48	57	61	75	55	56	50
Corporate Pensions	49	55	44	41	53	40	45
On-shore Bonds	55	51	55	67	45	38	43
Other Products	37	33	31	36	32	36	32
Wholesale	-	27	14	-	-	-	15
Total UK & Europe Insurance Operations	189	223	205	219	185	170	185
Group Total	964	1,066	1,048	1,117	1,038	1,124	1,103

Schedule 2B - Constant Exchange Rates
PRUDENTIAL PLC - NEW BUSINESS - Q3 2013
TOTAL INSURANCE NEW BUSINESS APE - BY QUARTER

Note:   In schedule 2B constant exchange rates have been used to calculate insurance new business for overseas operations for all periods in 2012. Discrete quarters in 2013 are presented on reported exchange rates.

	2012				2013
	Q1	Q2	Q3	Q4	Q1	Q2	Q3
	£m	£m	£m	£m	£m	£m	£m
Group Insurance Operations
Asia(1b)	437	459	435	576	495	515	513
US(1b)	336	396	424	342	358	439	405
UK	189	223	205	219	185	170	185
Group Total	962	1,078	1,064	1,137	1,038	1,124	1,103

Asia Insurance Operations(1b)
Hong Kong	86	94	98	127	107	107	121
Indonesia	89	103	94	140	112	128	108
Malaysia	45	54	48	74	46	53	52
Philippines	10	11	13	13	14	15	12
Singapore	74	71	77	86	80	90	87
Thailand	11	9	10	9	11	14	22
Vietnam	7	11	12	16	10	13	14
SE Asia Operations inc. Hong Kong	322	353	352	465	380	420	416
China(7)	18	17	13	11	27	20	21
Korea	22	26	23	29	30	32	23
Taiwan	43	46	25	45	19	26	28
India(5)	32	17	22	26	39	17	25
Total Asia Insurance Operations	437	459	435	576	495	515	513

US Insurance Operations(1b)
Variable Annuities	283	326	339	240	240	298	271
Elite Access (variable annuity)	-	14	27	46	54	73	64
Fixed Annuities	16	15	15	13	14	16	14
Fixed Index Annuities	25	26	30	32	34	28	22
Life	4	4	4	1	1	-	-
Wholesale	8	11	9	10	15	24	34
Total US Insurance Operations	336	396	424	342	358	439	405

UK & Europe Insurance Operations
Direct and Partnership Annuities	7	7	7	9	8	7	7
Intermediated Annuities	10	15	16	24	15	14	12
Internal Vesting annuities	31	35	38	42	32	35	31
Total Individual Annuities	48	57	61	75	55	56	50
Corporate Pensions	49	55	44	41	53	40	45
On-shore Bonds	55	51	55	67	45	38	43
Other Products	37	33	31	36	32	36	32
Wholesale	-	27	14	-	-	-	15
Total UK & Europe Insurance Operations	189	223	205	219	185	170	185
Group Total	962	1,078	1,064	1,137	1,038	1,124	1,103

Schedule 2C - Constant Exchange Rates
PRUDENTIAL PLC - NEW BUSINESS - Q3 2013
TOTAL INSURANCE NEW BUSINESS APE - BY QUARTER

Note:   In schedule 2C constant exchange rates have been used to calculate insurance new business for overseas operations for all periods in 2012 and 2013 i.e. the year-to-date exchange rate for the nine month period ended 30 September 2013 is applied to each discrete quarter for 2012 and 2013.

	2012				2013
	Q1	Q2	Q3	Q4	Q1	Q2	Q3
	£m	£m	£m	£m	£m	£m	£m
Group Insurance Operations
Asia(1c)	437	459	435	576	488	507	528
US(1c)	336	396	424	342	359	436	407
UK	189	223	205	219	185	170	185
Group Total	962	1,078	1,064	1,137	1,032	1,113	1,120

Asia Insurance Operations(1c)
Hong Kong	86	94	98	127	107	107	121
Indonesia	89	103	94	140	109	124	115
Malaysia	45	54	48	74	45	52	54
Philippines	10	11	13	13	14	14	13
Singapore	74	71	77	86	79	89	89
Thailand	11	9	10	9	11	14	22
Vietnam	7	11	12	16	10	13	14
SE Asia Operations inc. Hong Kong	322	353	352	465	375	413	428
China(7)	18	17	13	11	27	20	21
Korea	22	26	23	29	30	32	23
Taiwan	43	46	25	45	19	26	28
India(5)	32	17	22	26	37	16	28
Total Asia Insurance Operations	437	459	435	576	488	507	528

US Insurance Operations(1c)
Variable Annuities	283	326	339	240	241	297	271
Elite Access (variable annuity)	-	14	27	46	54	73	64
Fixed Annuities	16	15	15	13	14	15	15
Fixed Index Annuities	25	26	30	32	34	28	22
Life	4	4	4	1	1	-	-
Wholesale	8	11	9	10	15	23	35
Total US Insurance Operations	336	396	424	342	359	436	407

UK & Europe Insurance Operations
Direct and Partnership Annuities	7	7	7	9	8	7	7
Intermediated Annuities	10	15	16	24	15	14	12
Internal Vesting annuities	31	35	38	42	32	35	31
Total Individual Annuities	48	57	61	75	55	56	50
Corporate Pensions	49	55	44	41	53	40	45
On-shore Bonds	55	51	55	67	45	38	43
Other Products	37	33	31	36	32	36	32
Wholesale	-	27	14	-	-	-	15
Total UK & Europe Insurance Operations	189	223	205	219	185	170	185
Group Total	962	1,078	1,064	1,137	1,032	1,113	1,120

Schedule 3 - Reported Exchange Rates
PRUDENTIAL PLC - NEW BUSINESS - Q3 2013
INVESTMENT OPERATIONS - BY QUARTER

	2012				2013
	Q1	Q2	Q3	Q4	Q1	Q2	Q3
	£m	£m	£m	£m	£m	£m	£m
Group Investment Operations
Opening FUM	106,984	109,507	110,204	120,709	129,498	138,926	137,407
Net Flows:(9)	2,116	3,251	6,975	6,165	3,502	2,344	5,093
- Gross Inflows	9,183	9,305	13,228	13,783	13,409	14,561	13,528
- Redemptions	(7,067)	(6,054)	(6,253)	(7,618)	(9,907)	(12,217)	(8,435)
Other Movements	407	(2,554)	3,530	2,624	5,926	(3,863)	320
Total Group Investment Operations(11)	109,507	110,204	120,709	129,498	138,926	137,407	142,820

M&G

Retail
Opening FUM	44,228	47,972	48,352	51,951	54,879	61,427	62,655
Net Flows:	2,398	1,876	1,863	1,705	2,446	2,308	1,132
- Gross Inflows	6,055	4,995	4,903	5,528	7,213	8,138	5,919
- Redemptions	(3,657)	(3,119)	(3,040)	(3,823)	(4,767)	(5,830)	(4,787)
Other Movements	1,346	(1,496)	1,736	1,223	4,102	(1,080)	717
Closing FUM	47,972	48,352	51,951	54,879	61,427	62,655	64,504

Comprising amounts for:
UK	36,411	36,801	38,667	39,142	41,194	39,953	40,955
Europe (excluding UK)	10,434	10,547	12,254	14,446	18,696	21,198	22,064
South Africa	1,127	1,004	1,030	1,291	1,537	1,504	1,485
	47,972	48,352	51,951	54,879	61,427	62,655	64,504

Institutional(4)
Opening FUM	47,720	45,371	46,291	52,215	56,989	57,745	55,484
Net Flows:	(631)	1,298	4,505	3,867	(15)	(899)	3,928
- Gross Inflows	954	2,697	5,643	5,688	2,656	2,591	5,364
- Redemptions	(1,585)	(1,399)	(1,138)	(1,821)	(2,671)	(3,490)	(1,436)
Other Movements	(1,718)	(378)	1,419	907	771	(1,362)	398
Closing FUM	45,371	46,291	52,215	56,989	57,745	55,484	59,810
Total M&G Investment Operations	93,343	94,643	104,166	111,868	119,172	118,139	124,314

PPM South Africa FUM included in Total M&G	3,757	3,584	3,848	4,391	4,701	4,509	4,633

Eastspring - excluding MMF(9)

Equity/Bond/Other(8)
Opening FUM	13,007	13,970	13,423	14,508	15,457	17,206	16,756
Net Flows:	333	50	838	521	795	838	65
- Gross Inflows	2,120	1,552	2,407	2,446	3,122	3,596	2,214
- Redemptions	(1,787)	(1,502)	(1,569)	(1,925)	(2,327)	(2,758)	(2,149)
Other Movements	630	(597)	247	428	954	(1,288)	(688)
Closing FUM(6)	13,970	13,423	14,508	15,457	17,206	16,756	16,133

Third Party Institutional Mandates
Opening FUM	2,029	2,194	2,138	2,035	2,173	2,548	2,512
Net Flows:	16	27	(231)	72	276	97	(32)
- Gross Inflows	54	61	275	121	418	236	31
- Redemptions	(38)	(34)	(506)	(49)	(142)	(139)	(63)
Other Movements	149	(83)	128	66	99	(133)	(107)
Closing FUM(6)	2,194	2,138	2,035	2,173	2,548	2,512	2,373

Total Eastspring Investment Operations	16,164	15,561	16,543	17,630	19,754	19,268	18,506

US
Curian Capital - FUM(6) (10)	5,064	5,193	5,332	5,473	6,315	6,466	6,371

Schedule 4A - Reported Exchange Rates
PRUDENTIAL PLC - NEW BUSINESS - Q3 2013
TOTAL INSURANCE NEW BUSINESS PROFIT

	2012				2013
	Q1	Q2	Q3	Q4	Q1	Q2	Q3
	YTD	YTD	YTD	YTD	YTD	YTD	YTD
	£m	£m	£m	£m	£m	£m	£m
Annual Equivalent(3)
Total Asia Insurance Operations	443	899	1,328	1,897	495	1,010	1,523
Total US Insurance Operations	332	719	1,133	1,462	358	797	1,202
Total UK & Europe Insurance Operations	189	412	617	836	185	355	540
Group Total	964	2,030	3,078	4,195	1,038	2,162	3,265

New business profit(2)
Total Asia Insurance Operations	260	547	828	1,266	308	659	990
Total US Insurance Operations	214	442	683	873	192	479	756
Total UK & Europe Insurance Operations	62	152	227	313	63	130	204
Group Total	536	1,141	1,738	2,452	563	1,268	1,950
New business margin (% of APE)
Total Asia Insurance Operations	59%	61%	62%	67%	62%	65%	65%
Total US Insurance Operations	64%	61%	60%	60%	54%	60%	63%
Total UK & Europe Insurance Operations	33%	37%	37%	37%	34%	37%	38%
Group Total	56%	56%	56%	58%	54%	59%	60%

PVNBP(3)
Total Asia Insurance Operations	2,303	4,725	7,074	10,544	2,734	5,524	8,206
Total US Insurance Operations	3,307	7,180	11,308	14,600	3,581	7,957	12,006
Total UK & Europe Insurance Operations	1,580	3,495	5,264	7,311	1,540	2,943	4,398
Group Total	7,190	15,400	23,646	32,455	7,855	16,424	24,610

New business profit(2)
Total Asia Insurance Operations	260	547	828	1,266	308	659	990
Total US Insurance Operations	214	442	683	873	192	479	756
Total UK & Europe Insurance Operations	62	152	227	313	63	130	204
Group Total	536	1,141	1,738	2,452	563	1,268	1,950

New business margin (% of PVNBP)
Total Asia Insurance Operations	11.3%	11.6%	11.7%	12.0%	11.3%	11.9%	12.1%
Total US Insurance Operations	6.5%	6.2%	6.0%	6.0%	5.4%	6.0%	6.3%
Total UK & Europe Insurance Operations	3.9%	4.3%	4.3%	4.3%	4.1%	4.4%	4.6%
Group Total	7.5%	7.4%	7.4%	7.6%	7.2%	7.7%	7.9%

Schedule 4B - Constant Exchange Rates
PRUDENTIAL PLC - NEW BUSINESS - Q3 2013
TOTAL INSURANCE NEW BUSINESS PROFIT

Note: In schedule 4B constant exchange rates have been used to calculate insurance new business for overseas operations for all periods in 2012. The year-to-date amounts for 2013 are presented on reported exchange rates.

	2012				2013
	Q1	Q2	Q3	Q4	Q1	Q2	Q3
	YTD	YTD	YTD	YTD	YTD	YTD	YTD
	£m	£m	£m	£m	£m	£m	£m
Annual Equivalent(3) (1b)
Total Asia Insurance Operations	437	896	1,331	1,907	495	1,010	1,523
Total US Insurance Operations	336	732	1,156	1,498	358	797	1,202
Total UK & Europe Insurance Operations	189	412	617	836	185	355	540
Group Total	962	2,040	3,104	4,241	1,038	2,162	3,265

New business profit(2) (1b)
Total Asia Insurance Operations	255	542	824	1,262	308	659	990
Total US Insurance Operations	217	450	697	895	192	479	756
Total UK & Europe Insurance Operations	62	152	227	313	63	130	204
Group Total	534	1,144	1,748	2,470	563	1,268	1,950
New business margin (% of APE)
Total Asia Insurance Operations	58%	60%	62%	66%	62%	65%	65%
Total US Insurance Operations	65%	61%	60%	60%	54%	60%	63%
Total UK & Europe Insurance Operations	33%	37%	37%	37%	34%	37%	38%
Group Total	56%	56%	56%	58%	54%	59%	60%

PVNBP(3) (1b)
Total Asia Insurance Operations	2,287	4,742	7,119	10,624	2,734	5,524	8,206
Total US Insurance Operations	3,361	7,323	11,538	14,966	3,581	7,957	12,006
Total UK & Europe Insurance Operations	1,580	3,495	5,264	7,311	1,540	2,943	4,398
Group Total	7,228	15,560	23,921	32,901	7,855	16,424	24,610

New business profit(2) (1b)
Total Asia Insurance Operations	255	542	824	1,262	308	659	990
Total US Insurance Operations	217	450	697	895	192	479	756
Total UK & Europe Insurance Operations	62	152	227	313	63	130	204
Group Total	534	1,144	1,748	2,470	563	1,268	1,950

New business margin (% of PVNBP)
Total Asia Insurance Operations	11.1%	11.4%	11.6%	11.9%	11.3%	11.9%	12.1%
Total US Insurance Operations	6.5%	6.1%	6.0%	6.0%	5.4%	6.0%	6.3%
Total UK & Europe Insurance Operations	3.9%	4.3%	4.3%	4.3%	4.1%	4.4%	4.6%
Group Total	7.4%	7.4%	7.3%	7.5%	7.2%	7.7%	7.9%

Schedule 4C - Constant Exchange Rates
PRUDENTIAL PLC - NEW BUSINESS - Q3 2013
TOTAL INSURANCE NEW BUSINESS PROFIT

Note:   In schedule 4C constant exchange rates have been used to calculate insurance new business for overseas operations for all periods in 2012 and 2013 i.e. the year-to-date average exchange rate for the nine month period ended 30 September 2013 is applied to each period for 2012 and 2013.

	2012				2013
	Q1	Q2	Q3	Q4	Q1	Q2	Q3
	YTD	YTD	YTD	YTD	YTD	YTD	YTD
	£m	£m	£m	£m	£m	£m	£m
Annual Equivalent(3) (1c)
Total Asia Insurance Operations	437	896	1,331	1,907	488	995	1,523
Total US Insurance Operations	336	732	1,156	1,498	359	795	1,202
Total UK & Europe Insurance Operations	189	412	617	836	185	355	540
Group Total	962	2,040	3,104	4,241	1,032	2,145	3,265

New business profit(2) (1c)
Total Asia Insurance Operations	255	542	824	1,262	302	647	990
Total US Insurance Operations	217	450	697	895	192	478	756
Total UK & Europe Insurance Operations	62	152	227	313	63	130	204
Group Total	534	1,144	1,748	2,470	557	1,255	1,950
New business margin (% of APE)
Total Asia Insurance Operations	58%	60%	62%	66%	62%	65%	65%
Total US Insurance Operations	65%	61%	60%	60%	53%	60%	63%
Total UK & Europe Insurance Operations	33%	37%	37%	37%	34%	37%	38%
Group Total	56%	56%	56%	58%	54%	59%	60%

PVNBP(3) (1c)
Total Asia Insurance Operations	2,287	4,742	7,119	10,624	2,699	5,449	8,206
Total US Insurance Operations	3,361	7,323	11,538	14,966	3,595	7,946	12,006
Total UK & Europe Insurance Operations	1,580	3,495	5,264	7,311	1,540	2,943	4,398
Group Total	7,228	15,560	23,921	32,901	7,834	16,338	24,610

New business profit(2) (1c)
Total Asia Insurance Operations	255	542	824	1,262	302	647	990
Total US Insurance Operations	217	450	697	895	192	478	756
Total UK & Europe Insurance Operations	62	152	227	313	63	130	204
Group Total	534	1,144	1,748	2,470	557	1,255	1,950

New business margin (% of PVNBP)
Total Asia Insurance Operations	11.1%	11.4%	11.6%	11.9%	11.2%	11.9%	12.1%
Total US Insurance Operations	6.5%	6.1%	6.0%	6.0%	5.3%	6.0%	6.3%
Total UK & Europe Insurance Operations	3.9%	4.3%	4.3%	4.3%	4.1%	4.4%	4.6%
Group Total	7.4%	7.4%	7.3%	7.5%	7.1%	7.7%	7.9%

Schedule 5

EEV New Business Methodology and Assumptions

Valuation of new business
The valuation of new business for the third quarter of 2013 represents profits determined using non-economic assumptions which are consistent with those at 30 June 2013.

For UK immediate annuity business and single premium Universal Life products in Asia, primarily Singapore, the new business contribution is determined by applying economic assumptions reflecting point of sale market conditions. This is consistent with how the business is priced as crediting rates are linked to yields on specific assets and the yield locked-in when the assets are purchased at the point-of-sale of the policy. For other business within the Group, end of period economic assumptions are used.

Principal economic assumptions
Expected returns on equity and property asset classes and corporate bonds in respect of each territory are derived by adding a risk premium, based on the Group's long-term view, to the risk-free rate. In Asia, equity risk premiums range from 3.5 per cent to 8.7 per cent for 30 September 2013 (30 June 2013 and 30 September 2012: 3.5 per cent to 8.7 per cent). In the US and the UK, the equity risk premium is 4.0 per cent for all periods shown below.

Assumed investment returns reflect the expected future returns on the assets held and allocated to the covered business at the valuation date.

The tables below summarise the principal financial assumptions:

Asia operations note (ii)

30 September 2013
	China	Hong Kong	India	Indonesia	Korea	Malaysia	Philippines	Singapore	Taiwan	Thailand	Vietnam
		notes (ii), (iii)				note (iii)		note (iii)
	%	%	%	%	%	%	%	%	%	%	%
New business risk discount rate	10.6	4.5	14.0	12.4	7.3	6.2	10.4	4.5	4.0	10.7	16.3
Government bond yield	4.1	2.7	9.0	8.7	3.5	3.8	3.6	2.4	1.7	3.9	9.5

30 June 2013
	China	Hong Kong	India	Indonesia	Korea	Malaysia	Philippines	Singapore	Taiwan	Thailand	Vietnam
		notes (ii), (iii)				note (iii)		note (iii)
	%	%	%	%	%	%	%	%	%	%	%
New business risk discount rate	10.1	4.3	13.0	11.1	7.3	6.0	10.6	4.5	3.8	10.5	16.1
Government bond yield	3.6	2.5	8.0	7.3	3.4	3.6	3.9	2.4	1.4	3.8	9.3

30 September 2012
	China	Hong Kong	India	Indonesia	Korea	Malaysia	Philippines	Singapore	Taiwan	Thailand	Vietnam
		notes (ii), (iii)				note (iii)		note (iii)
	%	%	%	%	%	%	%	%	%	%	%
New business risk discount rate	10.0	3.7	13.3	11.0	6.4	6.4	11.7	3.8	4.8	10.3	17.5
Government bond yield	3.5	1.7	8.3	6.1	3.0	3.6	4.9	1.5	1.2	3.5	10.8

Schedule 5

EEV New Business Methodology and Assumptions (cont.)

	Asia Total
	30 Sep 2013	30 Jun 2013	30 Sep 2012
	%	%	%
New business weighted risk discount rate note (i)	7.9	7.5	7.3

Notes
(i) The weighted risk discount rates for Asia operations shown above have been determined by weighting each country's risk discount rates by reference to the EEV basis new business result.
(ii) For Hong Kong the assumptions shown are for US dollar denominated business. For other territories, the assumptions are for local currency denominated business.
(iii) The mean equity return assumptions for the most significant equity holdings in the Asia operations were:

	30 Sep 2013	30 Jun 2013	30 Sep 2012
	%	%	%
Hong Kong	6.7	6.5	5.7
Malaysia	9.8	9.6	9.6
Singapore	8.4	8.4	7.5

US operations
	30 Sep 2013	30 Jun 2013	30 Sep 2012
	%	%	%
Assumed new business spread margins:
Fixed Annuity business:1,2
January to June issues	1.2	1.2	1.4
July to September issues	1.75	n/a	1.25
Fixed Index Annuity business:2
January to June issues	1.45	1.45	1.75
July to September issues	2.0	n/a	1.5
Institutional business	0.75	0.75	1.25
New business risk discount rate note (i)
Variable annuity	7.4	7.3	6.5
Non-variable annuity	4.9	4.8	4.4
Weighted average total	7.2	7.2	6.3
US 10-year treasury bond rate at end of period	2.7	2.5	1.7
Pre-tax expected long-term nominal rate of return for US equities	6.7	6.5	5.7

1 Including the proportion of variable annuity business invested in the general account
2 The rates at inception shown above grade up linearly by 25 basis points to a long-term assumption over five years

Note

(i)      The risk discount rates shown above include an additional credit risk allowance for general account business of 150 basis points (30 June 2013:150 basis points; 30 September 2012: 200 basis points) and for variable annuity business of 30 basis points (30 June 2013: 30 basis points; 30 September 2012: 40 basis points).

UK operations
	30 Sep 2013	30 Jun 2013	30 Sep 2012
	%	%	%
Shareholder-backed annuity business:note (i)
New business risk discount rate	7.1	7.2	7.3

Pre-tax expected long-term nominal rate of return	4.0	3.9	4.2

Other business:
New business risk discount rate note (ii)	6.0	5.8	5.2

Pre-tax expected long-term nominal rates of investment return:
UK equities	7.1	7.0	6.2
Gilts	3.1	3.0	2.2
Corporate bonds	4.7	4.6	3.8
Post-tax expected long-term nominal rate of return for the PAC with-profits fund:
Pension business (where no tax applies)	5.9	5.8	4.9
Life business	5.1	5.0	4.2

Notes

(i)      For Prudential's UK shareholder-backed annuity business, Prudential has used a market consistent embedded value (MCEV) approach to derive an implied risk discount rate which is then applied to the projected best estimate cash flows. In the annuity MCEV calculations, the future cash flows are discounted using the swap yield curve plus an allowance for liquidity premium based on Prudential's assessment of the expected return on the assets backing the annuity liabilities after allowing for expected long-term defaults, a credit risk premium, an allowance for a 1 notch downgrade of the portfolio subject to credit risk and an allowance for short-term defaults. The credit assumptions used in the MCEV calculations and the residual liquidity premium element of the bond spread over swap rates for shareholder-backed annuity new business are as follows:

	30 Sep 2013	30 Jun 2013	30 Sep 2012
	(bps)	(bps)	(bps)
Bond spread over swap rates	114	116	155
Total credit risk allowance	37	38	35
Liquidity premium	77	78	120

(ii) The risk discount rates for new business for UK insurance operations other than shareholder-backed annuities reflect weighted rates based on the type of business.

Schedule 6

Capital Management

We continue to operate with a strong solvency position, while maintaining high levels of liquidity and capital generation. At 30 September 2013 our IGD surplus is estimated at £3.9 billion after deducting the 2013 interim dividend generating strong coverage of 2.3 times the requirement. This is reflective of our capital discipline, the effectiveness of our hedging activities, our low direct Eurozone exposure and the minimal level of credit impairments. This compares to £3.9 billion at 30 June 2013 (before taking into account the 2013 interim dividend of £0.3 billion) and £4.1 billion at 30 September 2012. The 30 September 2012 comparative does not include the subsequent change in the Jackson contribution basis set out below.

As disclosed in our full year 2012 results announcement in March 2013, Prudential agreed with the PRA to amend the calculation of the contribution Jackson makes to the Group's IGD surplus. Until then, the contribution of Jackson to the reported IGD was based on an intervention level set at 75 per cent of US Risk Based Capital Company Action Level (CAL). Post this change, the contribution of Jackson to IGD surplus now equals the surplus in excess of 250 per cent of CAL. This is more in line with the level at which we have historically reported free surplus, which had been set at 235 per cent of CAL. In the first half of 2013 this was raised to 250 per cent to align with IGD. In the absence of an agreed Solvency II approach, we believe that this change makes the IGD surplus a more meaningful measure and one that is more closely aligned with economic reality. The revised IGD surplus calculation has no impact on the way that the US business is managed or regulated locally. The impact of this change was a reduction in IGD surplus of £1.2 billion.

As at 30 September 2013 stress testing of our IGD capital position to various events has the following results:

• An instantaneous 20 per cent fall in equity markets from 30 September 2013 levels would reduce the IGD surplus by £100 million;

• A 40 per cent fall in equity markets (comprising an instantaneous 20 per cent fall followed by a further 20 per cent fall over a four week period) would reduce the

IGD surplus by £450 million;

• A 100 bps reduction (subject to a floor of zero) in interest rates would have no impact on the IGD surplus; and

• Credit defaults of ten times the expected level would reduce IGD surplus by £700 million.

All of our subsidiaries continue to hold strong capital positions on a local regulatory basis. In particular, at 30 September 2013, the value of the estate of our UK with-profits funds is estimated at £7.8 billion which is excluded from the IGD calculation. The value of shareholders' interest in future transfers from the UK with-profits fund is valued at £2.6 billion of which credit for only £0.2 billion is included in the IGD calculation. The surplus of the UK with-profits fund is excluded from the IGD calculation.

In addition to our strong capital position, on a statutory basis the total credit reserve for the UK shareholder annuity funds also contributes to protecting our capital position in excess of the IGD surplus. This credit reserve as at 30 September 2013 was £2.0 billion, equivalent to 6.9 per cent of the assets backing annuity liabilities. This represents 46 per cent of the portfolio spread over swaps, compared to 41 per cent at 30 June 2013 and 40 per cent at 30 September 2012.

Schedule 7

BASIS OF PREPARATION

The format of the schedules is consistent with the distinction between insurance and investment products as applied for previous financial reporting periods. With the exception of some US institutional business, products categorised as 'insurance' refer to those classified as contracts of long-term insurance business for regulatory reporting purposes, i.e falling within one of the classes of insurance specified in part II of Schedule 1 to the Regulated Activities Order under PRA regulations.

The details shown for insurance products include contributions for contracts that are classified under IFRS 4 'Insurance Contracts' as not containing significant insurance risk. These products are described as investment contracts or other financial instruments under IFRS. Contracts included in this category are primarily certain unit-linked and similar contracts written in UK Insurance Operations, and Guaranteed Investment Contracts and similar funding agreements written in US Operations.

New business premiums for regular premium products are shown on an annualised basis. Internal vesting business is classified as new business where the contracts include an open market option. New business premiums reflect those premiums attaching to covered business, including premiums for contracts designed as investment products for IFRS reporting.

Investment products referred to in the tables for funds under management are unit trusts, mutual funds and similar types of retail fund management arrangements. These are unrelated to insurance products that are classified as investment contracts under IFRS 4, as described in the preceding paragraph, although similar IFRS recognition and measurement principles apply to the acquisition costs and fees attaching to this type of business.

New Business Profit has been determined using the European Embedded Value (EEV) methodology and assumptions set out in our 2013 Half Year Report.

In determining the EEV basis value of new business written in the period policies incept, premiums are included in projected cash flows on the same basis of distinguishing annual and single premium business as set out for statutory basis reporting.

Annual premium equivalent (APE) sales are subject to rounding.

Notes to Schedules 1 - 4

(1) Prudential plc reports its results at both reported exchange rates (RER) to reflect actual rates and also constant exchange rates (CER) so as to eliminate the impact of exchange translation.
Local currency: £		Q3 2013*	Q3 2012*	Q3 2013 vs Q3 2012 appreciation / (depreciation) of local currency	FY 2012	Q3 2013 vs FY 2012 appreciation / (depreciation) of local currency
Hong Kong	Average Rate	11.99	12.24	2%	12.29	2%
	Closing Rate	12.56	12.52	0%	12.60	0%
Indonesia	Average Rate	15,519.15	14,638.90	(6)%	14,842.01	(5)%
	Closing Rate	18,752.65	15,453.64	(21)%	15,665.76	(20)%
Malaysia	Average Rate	4.84	4.89	1%	4.89	1%
	Closing Rate	5.28	4.94	(7)%	4.97	(6)%
Singapore	Average Rate	1.94	1.99	3%	1.98	2%
	Closing Rate	2.03	1.98	(3)%	1.99	(2)%
India	Average Rate	88.80	83.91	(6)%	84.70	(5)%
	Closing Rate	101.38	85.17	(19)%	89.06	(14)%
Vietnam	Average Rate	32,474.00	32,945.92	1%	33,083.59	2%
	Closing Rate	34,189.58	33,725.10	(1)%	33,875.42	(1)%
Thailand	Average Rate	46.99	49.25	5%	49.26	5%
	Closing Rate	50.65	49.70	(2)%	49.72	(2)%
US	Average Rate	1.55	1.58	2%	1.58	2%
	Closing Rate	1.62	1.61	(1)%	1.63	1%

*Average rate is for the nine months to 30 September

Notes to Schedules 1 - 4 (cont.)

(1a)   Insurance and investment new business for overseas operations are converted using the year-to-date average exchange rate applicable at the time (RER). The sterling results for individual quarters represent the difference           between the year-to-date reported sterling results at successive quarters and will include foreign exchange movements from earlier periods.

(1b) Insurance new business for overseas operations for 2012 has been calculated using constant exchange rates (CER).
(1c) Constant exchange rates have been used to calculate insurance new business for overseas operations for all periods in 2012 and 2013.
(2) New business values are all presented pre-tax.

(3)     Annual Equivalents, calculated as regular new business contributions plus 10 per cent of single new business contributions, are subject to roundings. PVNBPs are calculated as equalling single premiums plus the present            value of expected premiums of new regular premium business. In determining the present value, allowance is made for lapses and other assumptions applied in determining the EEV new business profit.

(4)     Balance includes segregated and pooled pension funds, private finance assets and other institutional clients. Other movements reflect the net flows arising from the cash component of a tactical asset allocation fund          managed by PPM South Africa.

(5) New business in India is included at Prudential's 26 per cent interest in the India life operation.
(6) Balance Sheet figures have been calculated at the closing exchange rate.
(7) New business in China is included at Prudential's 50 per cent interest in the China life operation.
(8) Mandatory Provident Fund (MPF) product sales in Hong Kong are included at Prudential's 36 per cent interest in Hong Kong MPF operation.

(9)     Investment flows for the period exclude Eastspring Money Market Funds (MMF) gross inflows of £45,464 million (year-to-date 2012: £39,550 million) and net outflows of £82 million (year-to-date 2012 net outflows:           £217 million).

(10) Excludes Curian Variable Series Trust funds (internal funds under management).
(11) Total M&G and Eastspring excluding MMF.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 14 November 2013

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Nic Nicandrou

Nic Nicandrou
Chief Financial Officer